Mail Stop 6010

      June 13, 2005



Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, California  90302

	Re:	Signature Eyewear, Inc.
		Form 10-K for the Year Ended October 31, 2004
Form 10-Q for the Quarter Ended January 31, 2005
      File No. 000-23001


Dear Mr. Prince:

      We have reviewed your response letter dated May 12, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended October 31, 2004

Financial Statements

Notes to Financial Statements, page 34

Note 6.  Commitments and Contingencies, page 45

1. We note your response to our prior comment 4.   In regards to
your
sale-leaseback transactions, tell us how you calculated each component of the gain attributable to the trademark and inventory. Cite the specific accounting literature upon which you relied. Refer to paragraph 33 of SFAS 13 as amended by SFAS 28. Also, tell us why you did not consider this gain to be material to your 2003 statement of operations. Refer to APB 20 and SAB Topic 1M.

Note 13.  Fourth Quarter Adjustments, page 51

2. We note your response to our prior comment 5. Tell us and revise future filings to disclose the amount of gain or loss that you recognized during the fourth quarter of fiscal 2003 related to adjusting your inventory to its net realizable value.

3. We also note that in the past you made a general reserve to value
your inventory at net realizable value. General reserves are permanent reductions to inventory costs. A reduction in the carrying amount of an inventory item from cost to market value is viewed as creating a new "cost basis" for the item regardless of the manner in which it is recorded. As a result, the write-down through your general inventory reserve can be only be recovered through sale or disposition of the item and cannot be restored should the market value recover prior to sale or disposition. Tell us how your accounting complies with SAB Topic 5.BB and footnote 2 to chapter 4 of ARB 43.

Other

4. We note your letter dated May 12, 2003 did not include the three
acknowledgments requested in our April 11, 2005 comment letter.
Please provide all three acknowledgements in the form previously requested.
      *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      	 You may contact Tara Harkins, Staff Accountant, at
(202)
551-3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202) 551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Michael Prince
Signature Eyewear, Inc.
June 13, 2005
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